TSINGTAO

Tsingtao Beer Building
May 4th Square
Hong Kong Road, Central
Qingdao, 266071
P.R.C.

05010804

August 22, 2005

SUPPL

The Office of International Corporate F
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of two documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

SUN Xiaohang

(Enclosures)

cc: Lu Yuan / RuiXiang Zhang
(Tsingtao Brewery)
Da-Wai Hu / Peng Jiang

File No.: 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 22, 2005

A. ANNOUNCEMENT OF 2005 INTERIM RESULTS
B. ANNOUNCEMENT OF THE RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT OF 2005 INTERIM RESULTS

I. FINANCIAL REPORT (PREPARED IN ACCORDANCE WITH HONG KONG FINANCIAL REPORTING STANDARDS)

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30TH JUNE 2005

(AMOUNTS EXPRESSED IN RMB THOUSANDS UNLESS OTHERWISE STATED)

	Note	As at 30th June 2005 (Unaudited)	31st December 2004 (Restated)
ASSETS			
Non-current assets			
Property, plant and equipment		**5,518,417**	5,349,607
Leasehold land payments		**680,898**	595,593
Intangible assets		**426,954**	322,623
Interest in associates		**23,637**	71,641
Negative goodwill		**—**	(80,971)
Deferred income tax assets		**6,036**	6,245
Available-for-sale financial assets		**3,223**	17,880
Other long-term assets		**46,493**	40,464
		6,705,658	6,323,082
Current assets			
Inventories		**1,414,628**	1,382,831
Trade receivables	4	**212,633**	159,419
Bills receivable		**127,591**	98,594
Deposits, prepayments and other receivables	4	**372,841**	494,054
Derivative financial instruments		**10,104**	—
Pledged bank deposits		**30,897**	32,226
Cash and cash equivalents		**1,742,264**	1,330,327
		3,910,958	3,497,451
Total assets		**10,616,616**	9,820,533

	Note		
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	9	**1,308,219**	1,060,000
Convertible bonds		**—**	1,191,192
Other reserves		**3,577,189**	2,630,088
Retained earnings			
— Proposed final dividend		**—**	196,233
— Others		**(58,062)**	(323,385)
		4,827,346	4,754,128
Minority interests		**588,334**	544,333
Total equity		**5,415,680**	5,298,461
LIABILITIES			
Non-current liabilities			
Borrowings		**24,924**	66,302
Deferred income tax liabilities		**17,829**	18,300
Long-term loan due to a shareholder		**12,415**	123,815
Deferred liabilities		**—**	12,641
		55,168	221,058
Current liabilities			
Trade payables		**893,474**	659,061
Bills payable		**353,400**	442,924
Accruals and other payables	4	**2,120,540**	1,546,680
Deposits and advance from customers		**175,306**	150,565
Taxes payable		**85,430**	93,050
Dividends payable		**138,481**	2,100
Borrowings		**1,264,596**	1,355,192
Current portion of long-term bank loans		**87,541**	24,442
Provisions		**27,000**	27,000
		5,145,768	4,301,014
Total liabilities		**5,200,936**	4,522,072
Total equity and liabilities		**10,616,616**	9,820,533
Net current liabilities		**(1,234,810)**	(803,563)
Total assets less current liabilities		**5,470,848**	5,519,519

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE 2005
(AMOUNTS EXPRESSED IN RMB THOUSANDS UNLESS OTHERWISE STATED)

	Note	**Six months ended 30th June** **2005** *(Unaudited)*	2004 *(Unaudited)*
Sales		**4,458,990**	3,872,590
Cost of sales	*11*	**(2,992,620)**	(2,558,920)
Gross profit		**1,466,370**	1,313,670
Other gain, net	*10*	**24,891**	1,366
Selling and marketing costs	*11*	**(831,678)**	(710,465)
Administrative expenses	*11*	**(362,290)**	(323,608)
Other operating income/(expense), net	*11*	**43,879**	(13,685)
Operating profit		**341,172**	267,278
Finance costs		**(36,622)**	(21,646)
Share of loss of associates		**(3,150)**	(4,146)
Profit before income tax		**301,400**	241,486
Income tax expense	*6(a)*	**(83,191)**	(75,637)
Profit for the Period		**218,209**	165,849
Attributable to:			
Equity holders of the Company		**173,640**	144,774
Minority interests		**44,569**	21,075
		218,209	165,849
Earnings per share for profit attributable to the equity holders of the Company during the six months ended 30th June			
— basic *(RMB per shares)*	8	**RMB0.15**	RMB0.14
— diluted *(RMB per shares)*	8	**N/A**	RMB0.11
Dividends	7	**—**	—

1. **BASIS OF PREPARATION AND ACCOUNTING POLICIES**

This unaudited condensed consolidated financial information of the Group has been prepared in accordance with the new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants.

This condensed consolidated financial information is unaudited, but they have been reviewed by the Audit Committee of the Company. This condensed consolidated financial information should be read in conjunction with the 2004 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31st December 2004 except that the Group has changed certain of its accounting policies following its adoption of the new HKFRS which are effective for accounting periods commencing on or after 1st January 2005.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

2. CHANGES IN ACCOUNTING POLICIES

Effect of adopting new HKFRS:

In 2005, the Group adopted the new revised standards of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS-Int 12	Scope of HKAS-Int 12 Consolidation - Special Purpose Entities
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 33 and HKAS-Ints 12 did not result in substantial changes to the Group's accounting policies. In summary:

— HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

— HKASs 2, 7, 8, 10, 16, 23, 27, 28, 33 and HKAS-Ints 12 had no material effect on the Group's policies.

— HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. Each Group entity has the same functional currency as the presentation currency for respective entity financial statements.

— HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of payments for the acquisitions of land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the land use rights are expensed in the income

statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the land use rights were accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of derivative financial instrument for hedging activities.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31st December 2004, goodwill was:

— Amortised on a straight line basis over a period of 10 years; and

— Assessed for an indication of impairment at each balance sheet date.

Negative goodwill was:

— Recognised in the consolidated profit and loss account over the weighted average useful lives of the identifiable fixed assets acquired.

In accordance with the provisions of HKFRS 3:

For positive goodwill,

— The Group ceased amortisation of goodwill from 1st January 2005;

— Accumulated amortisation as at 31st December 2004 has been eliminated with a corresponding decrease in the cost of goodwill;

— From the year ending 31st December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

For negative goodwill,

— The carrying amount of the unamortized negative goodwill balance as at 1st January 2005 is derecognized at the beginning of that period, with a corresponding adjustment to the beginning balance of accumulated loss of the Group.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

— HKAS 16 — the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

— HKAS 39 — does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised as at 1st January 2005;

— HKFRS 3 — prospectively after the adoption date.

(i) The adoption of revised HKAS 17 resulted in:

	As at 30th June 2005	As at 31st December 2004
Decrease in property, plant and equipment	**(680,898)**	(595,593)
Increase in leasehold land payments	**680,898**	595,593

(ii) The adoption of HKFRS 3 and HKAS 38 resulted in:

	As at 30th June 2005
Decrease in negative goodwill	**80,971**
Decrease in accumulated losses	**80,971**

(iii) The adoption of HKAS39 resulted in an increase in opening retained earning as at 1st January 2005 by approximately RMB10,712,000 and the details of the adjustments to the balance sheet at 30th June 2005 and profit and loss for the six months ended 30th June 2005 are as follows:

	As at 30th June 2005
Increase in derivative financial instruments (assets)	**10,104**
Decrease in accumulated losses	**10,104**

	For the six months ended 30th June 2005
Other gain	**8,812**

3. BUSINESS COMBINATION

(a) Comparing with the financial statements for the year 2004, the scope of consolidation of the Group has included the following newly acquired subsidiary:

Name of new subsidiary	Date of acquisition	Place establishment and principal operation	Registered and paid-in capital	Equity interest held by the Company (%) *Directly*	Equity interest held by the Company (%) *Indirectly*	Principal activities
Nanning Tsingtao Brewery Company Limited ("Nanning Company")	February 2005	Nanning, the PRC	RMB730,000,000	–	71.25%	Manufacturing and domestic trading of beer

In 2004, Tsingtao Brewery Huanan Holding Company ("Huanan Holding Company"), a subsidiary of the Company, acquired 30% equity interest in Nanning Company from Tailian Brewery (Cayman Islands) Company Limited ("Tailian Brewery") and the relevant legal procedures were completed in January 2004. In May 2004, Huanan Holding Company and Tailian Brewery entered into another equity transfer agreement, pursuant to which, Huannan Holding Company undertook to acquire 45% equity interest from Tailian Brewery at a consideration of approximately RMB200,880,000. The legal procedures in relation to this

additional equity interest acquisition were completed in February 2005. After the completion of above equity transfer, the equity interest indirectly held by the Company was increased from 28.5% to 71.25% and Nanning Company became a subsidiary of the Company.

(b) Acquisition of a subsidiary

Details of net assets acquired and the related goodwill balance so arose from the business combination are as follows:

	Nanning Company *(Unaudited)*
Net assets acquired	
Fixed assets	380,881
Other non-current assets	124,380
Trade and other receivables	20,835
Cash and cash equivalents	26,148
Long-term bank loans	(66,212)
Trade and other payables	(301,459)
Taxation payable	(5,408)
Net assets	179,165
Net assets acquired (45%)	80,624
Goodwill on acquisition	120,256
Cash consideration paid	200,880

Analysis of the net outflow in respect of the purchase are as follows:

Purchase consideration settled in cash	200,880
Cash and cash equivalents in subsidiary acquired	(26,148)
Net cash outflow on acquisition	174,732

4. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The following major transactions were carried out with related parties in the Period:

	Six months ended 30th June	
	2005 *(Unaudited)*	2004 *(Unaudited)*
Purchases from related companies	**118,211**	97,461
Sales to related companies	**115,627**	169,432

All the above transactions with related parties were carried out based on terms agreed between the Group and the related companies.

(b) As at 30th June 2005, the Group had the following significant current account balances maintained with related parties:

	30th June 2005 *(Unaudited)*	31st December 2004
Included in:		
Trade receivables and other long-term assets *(e)*	**87,001**	86,516
Deposits, prepayment and other receivables	**15,490**	16,644
Trade payables	**54**	1,007
Other payables and long-term payables		
— Anheuser-Bush Companies, Inc. ("A-B Company") *(f)*	**125,217**	124,151
— Other related parties	**10,562**	13,635
Deposits and advance from customers	**1,771**	1,271

Except for those mentioned in notes (e) and (f), the Group's current balances maintained with related parties are all unsecured, non-interest bearing and with no fixed repayment terms.

(c) Loans of the Group amounting to approximately RMB19,234,000 (31st December 2004: RMB19,234,000) are guaranteed by Tsingtao Brewery Group Company Limited ("TB Group Company").

(d) As at 30th June 2005, the Company had provided approximately RMB2,679,765,000 (31st December 2004: RMB2,345,371,000) entrusted loans to subsidiaries through the Bank of Communications and the Industrial and Commercial Bank of China. All these entrusted loans are unsecured and will mature within one year. Entrusted loans amounted to approximately RMB1,857,940,000 (31st December 2004: RMB1,428,320,000) are interest-free, and the remaining outstanding entrusted loan balances are interest-bearing at rates ranging from 2% to 5.02% per annum (2004: 2% to 5.02% per annum).

(e) The Group reached a settlement agreement jointly with a customer and a related company (collectively the "Debtors") in 2001 in connection with an aggregate outstanding receivable balance of RMB105,000,000 (the "Debts"). Pursuant to the agreement, the Debt's are repayable in eight annual installments, commencing from 1st January 2002. As at 30th June 2005, the outstanding balances of the Debts of approximately RMB15,000,000 and RMB35,892,810 (30th June 2004: RMB10,000,000 and RMB53,808,000) (deducting relevant impairment) were classified as both accounts receivable and other long-term assets on the condensed consolidated balance sheets of the Group according to the expected repayment schedule. TB Group Company, has undertaken to guarantee the repayment of the outstanding balance.

(f) In October 2003, the subsidiary of the Company — Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company") entered into a loan agreement with A-B Company, pursuant to which, Hong Kong Company borrowed a loan of US$15,000,000 (equivalent to approximately RMB124,151,000) (the "Loan") from A-B Company. The Loan is interest bearing at 1% per annum, unsecured and repayable within 5 years. The Company has undertaken to guarantee the repayment of the Loan.

5. SEGMENT INFORMATION

(a) Primary reporting format — geographical segment

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	(Unaudited) Six months ended 30th June 2005						
	Qingdao Region	Other Shandong Region	Huabei Region	Huanan Region	Overseas *(Note a)*	*Eliminations*	*Consolidated*
Turnover							
External sales	1,402,349	420,844	1,193,749	1,313,736	128,312	–	4,458,990
Inter-segment sales	121,430	172,055	30,036	16,908	–	(340,429)	–
	1,523,779	592,899	1,223,785	1,330,644	128,312	(340,429)	4,458,990
Results							
Segment results	206,152	2,823	59,937	50,580	36,609		356,102
Unallocated expenses, net							(14,930)
Operating profit							341,172
Finance costs							(36,622)
Share of loss of associates	(3,150)	–	–	–	–		(3,150)
Profit before income tax							301,400
Income tax expense							(83,191)
Profit for the Period							218,209
Other information							
Depreciation	48,912	39,942	60,403	115,785	332	–	265,374
Amortisation	5,644	3,416	7,395	10,985	–	–	27,440
Impairment losses recognised in the income statement	–	19,664	12,974	14,717	–	–	47,355
Reversal of impairment losses recognised in the income statement	–	(767)	–	–	–	–	(767)

	(Unaudited) Six months ended 30th June 2004						
	Qingdao Region	Other Shandong Region	Huabei Region	Huanan Region	Overseas *(Note a)*	Eliminations	Consolidation
Turnover							
External sales	1,073,567	471,163	974,802	1,205,720	147,338	—	3,872,590
Inter-segment sales	130,039	36,537	59,646	13,801	—	(240,023)	—
	1,203,606	507,700	1,034,448	1,219,521	147,338	(240,023)	3,872,590
Results							
Segment results	138,344	(1,210)	44,795	115,820	44,499		342,248
Unallocated expenses, net							(74,970)
Operating profit							267,278
Finance costs							(21,646)
Share of profits less losses of associates	(4,416)	—	—	—	—		(4,146)
Profit before income tax							241,486
Income tax expense							(75,637)
Profit for the Period							165,849
Other information							
Depreciation	49,859	37,758	62,316	83,446	—	—	233,379
Amortisation	12,994	320	1,231	4,777	—	—	19,322
Impairment losses recognised in the income statement	3,885	2,856	23,707	16,472	—	—	46,920

	(Unaudited) As at 30th June 2005						
	Qingdao Region	Other Shandong Region	Huabei Region	Huanan Region	Overseas (Note a)	Eliminations	Consolidated
Assets							
Segment assets	6,350,058	1,205,696	2,172,819	5,269,810	—	(5,286,622)	9,711,761
Interests in associates	18,162	—	—	—	—	—	18,162
Unallocated assets							876,589
							10,606,512
Liabilities							
Segment liabilities	1,324,009	1,118,129	1,715,532	3,747,710	—	(3,710,600)	4,194,780
Unallocated liabilities							996,052
							5,190,832
Capital expenditure	23,623	17,638	39,653	832,894	112	—	913,920

	As at 31st December 2004						
	Qingdao Region	Other Shandong Region	Huabei Region	Huanan Region	Overseas (Note a)	Eliminations	Consolidated
Assets							
Segment assets	6,087,513	1,207,272	2,283,693	4,105,188	—	(4,809,010)	8,874,656
Interests in associates	71,641	—	—	—	—	—	71,641
Unallocated assets							874,236
							9,820,533
Liabilities							
Segment liabilities	1,383,194	992,204	1,615,106	2,671,255	—	(2,795,823)	3,865,936
Unallocated liabilities							656,136
							4,522,072
Capital expenditure	121,747	46,227	660,992	573,756	—	—	1,402,722

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiary or the Group's PRC branch and subsidiary established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

(b) **Secondary reporting format — business segment**

The Group is mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

6. TAXATION

(a) **Income tax expense**

	Six months ended 30th June	
	2005	2004
	(Unaudited)	*(Unaudited)*
Current income tax		
— Hong Kong profits tax *(i)*	**1,665**	1,453
— PRC enterprise income tax *(ii)*	**81,789**	74,483
— Deferred income tax relating to reversal temporary differences	**(362)**	(299)
	83,191	75,637

(i) ***Hong Kong income tax***

Hong Kong income tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the Period.

(ii) ***PRC Enterprise Income Tax ("EIT")***

EIT is provided on the estimated assessable income of the period calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company. This rate will remain effective until and until there is further changes of the relevant laws and regulations. The Company also received a confirmation from the Ministry of Finance of Qingdao on 23rd March 1997, stating that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company") and Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Asahi") were approved as enterprises with foreign investment enterprises and therefore, they are exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafer. 2005 was the fourth profitable year for Chenzhou Company and the fifth profitable year for Shenzhen Asahi. Accordingly, EIT for Chenzhou Company and Shenzhen Asahi were provided at reduced rates of 16.5% and 7.5%, respectively.

Shenzhen Tsingtao Brewery Sales Company Limited, Huanan Holding Company, Tsingtao Brewery (Doumen) Melt Company Limited, Tsingtao Brewery (Sanshui) Company Limited, Tsingtao Brewery (Zhuhai) Company Limited, Tsingtao Brewery (Xiamen) Company Limited and Tsingtao Brewery (Xianmen) Sales Company Limited were established in the Shenzhen, Zhuhai and Xiamen Special Economic Zones, respectively, where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the relevant Period.

(b) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT which is calculated at 17% of the domestic sales value of tangible goods. In addition this subject to a refund of 13% on its export sales of products based on an "exempt, credit, refund" policy enacted. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deducted against output VAT in arriving at the net VAT amount payable to the PRC Government.

(c) Consumption tax

The Ministry of Finance of the PRC and the SAT issued the "Notice for changes in consumption tax for alcoholic products" (Cai Shui [2001] No. 84), which states that for beer production with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer production sold below that price, the consumption tax is levied at RMB220 per ton.

7. DIVIDENDS

	Six months ended 30th June	
	2005	2004
	(Unaudited)	*(Unaudited)*
Interim dividend paid of RMB0.15 (2004: RMB0.20) per share	**59,852**	—
Interim dividend proposed	—	—
	59,852	—

During the Period, dividends appropriation of RMB196,232,877 (dividend per share: RMB0.15) for 2004 was approved in the shareholders' general meeting held on 23rd June 2005. The Board of Directors does not recommend the payment of an interim dividend for the Period (30th June 2004: nil).

8. EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the Period, excluding ordinary shares purchased by the Company and held as treasury shares.

	Six months ended 30th June	
	2005	2004
	(Unaudited)	*(Unaudited)*
Profit attributable to equity holders of the Company *(Rmb'000)*	**173,640**	144,774
Weighted average number of ordinary shares in issue *(thousands)*	**1,168,339**	1,060,000
Basic earnings per share *(RMB per share)*	**0.15**	0.14

The diluted earnings per share for 2004 was calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The amount for the year ended 31st December 2004 was arrived at based on 1,294,137,362 ordinary shares which was the weighted average number of ordinary shares in issue during the Period plus the weighted average number of 234,137,362 ordinary shares deemed to be issued if all outstanding convertible bonds had been converted into shares as at 1st January 2004. No diluted earnings per share was presented as there were no dilutive potential ordinary shares as of 30th June 2005.

9. SHARE CAPITAL

As at 30th June 2005, the authorised registered share capital was RMB1,308,219,178 (31st December 2004: RMB1,060,000,000) of RMB1 each.

	30th June 2005		31st December 2004	
	RMB'000 ***(Unaudited)***	**Number of shares** ***('000)*** ***(Unaudited)***	*RMB'000*	Number of shares *('000)*
State shares	**399,820**	**399,820**	399,820	399,820
PRC legal person shares	**53,330**	**53,330**	53,330	53,330
PRC public shares ("A shares")	**200,000**	**200,000**	200,000	200,000
Overseas public shares ("H shares")	**655,069**	**655,069**	406,850	406,850
	1,308,219	**1,308,219**	1,060,000	1,060,000

On 12th April 2005, Tranche II and Tranche III of the mandatory convertible bonds ("CB") issued by the Company to A-B Company at HK$627,120,000 and HK$508,275,000 (equivalent to approximately RMB1,203,755,000) were converted into 248,219 of new H shares issued by the Company at HK$4.68 and HK$4.45 (equivalent to approximately RMB4.96 and RMB4.72) per share respectively. After then, all issued CB had been converted to H shares of the Company.

As at 30th June 2005, all issued share capital had been fully paid up.

10. OTHER GAIN/(LOSS), NET

	Six months ended 30th June	
	2005 ***(Unaudited)***	2004 *(Unaudited)*
Derivative instruments:		
— forward contracts: transactions not qualifying for hedge accounting	**8,812**	—
Amortisation of deferred gain arising from the issurance of convertible bonds	**12,641**	1,205
Interest income	**5,058**	4,405
Impairment loss of available-for-sale financial assets	**(1,620)**	(4,244)
	24,891	1,366

11. EXPENSES BY NATURE

Expenses included in cost of goods sold, other operating income/(expense), selling and marketing costs and administrative expenses are analysed as follows:

	Six months ended 30th June	
	2005	2004
	(Unaudited)	*(Unaudited)*
Employee benefit expense	**167,852**	151,244
Costs of inventories (including direct materials, direct labor and overheads)	**2,946,032**	2,512,000
Depreciation of fixed assets	**265,374**	233,379
Amortisation of intangible assets and leasehold land payment	**27,440**	19,322
Provision for doubtful debts	**22,270**	10,108
Impairment loss on property, plant and equipment	**46,588**	46,920
Impairment loss on intangible assets	**10,265**	—
Written down of inventories to net realisable value	**15,352**	14,982
Provision for outstanding litigation	**—**	51,068
Subsidy income	**(28,386)**	(29,485)

12. CONTINGENT LIABILITIES

Pursuant to certain policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters as welfare benefits of the employees was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies. As at 30th June 2005, no formal plan has yet been developed by the Group and no plans had been announced by the Group and the Company to their employees in respect of the arrangements. After obtaining the relevant legal advice, the Company's board of directors is of the opinion that the Group had no obligation to make any payment or provision for such monetary housing subsidies as at 30th June 2005 and there is no reasonable basis to accrue for any potential liabilities.

13. COMMITMENTS

(a) Capital commitments

The Group had no material capital commitments which were authorised but not contracted and provided for as of 30th June 2005.

The Group's and the Company's capital commitments which were contracted but not provided for are as follows:

	30th June	31st December
	2005	2004
	(Unaudited)	
Construction projects	**32,558**	58,077
Investments in an associates	**1,500**	221,350
Total	**34,058**	279,427

(b) Operating lease commitments

As at 30th June 2005, the Group had future aggregate minimum lease payments under non-cancelable operating leases of land and buildings as follows:

	30th June 2005 (Unaudited)	31st December 2004
Not later than one year	**1,128**	2,490

14. SIGNIFICANT SUBSEQUENT EVENTS

(a) In April 2005, the Company and the other two equity owners of Zhaoshang Logistic entered into a capital injection agreement that the Company and the other two equity owners undertook to inject additional cash capital of RMB1,500,000, RMB2,250,000 and RMB1,250,000 respectively, into Zhaoshang Logistic. After the capital injection, the registered capital of Zhaoshang Logistic was increased from RMB5,000,000 to RMB10,000,000 in Zhaoshang Logistic. The legal procedure was completed in July 2005 and the relative equity interest held by the Company remained unchanged.

(b) On 11th August 2005, the Company and the organising committee of the 29th Olympic Games entered into an agreement that the Company became one of the sponsors of Beijing 2008 Games.

15. COMPARATIVE FIGURES

The Group has adopted new HKFRSs which are effective for accounting periods commencing on or after 1st January 2005. As mentioned in Note 2, this has resulted in changes to the presentation of certain items and comparative financial information has been restated, accordingly. In addition, certain comparative figures have been reclassified to confirm with the current period's presentation.

16. RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HKFRS

The Group has prepared a separate set of financial information for the six months ended 30th June 2005 in accordance with "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HKFRS give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between PRC GAAP and HKFRS are summarised and explained in the following table:

Impact on the consolidated net assets:

	30th June 2005 *(Unaudited)*	31st December 2004
Net assets as per accounts prepared under PRC GAAP	**4,796,588**	3,586,682
HKFRS adjustments:		
Adjustments arising from different exchange rates used under HKFRS and PRC GAAP	**141,253**	141,253
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(135,147)**	(129,407)
Deferred tax liability arising from depreciation of fixed assets	**(5,386)**	(5,647)
Difference between the accounting for the business combination under PRC GAAP and HKFRS	**(57,969)**	(64,472)
Adjustment of negative goodwill brought forward to relative equity upon adoption of HKFRS 3 on 1st January 2005	**80,971**	—
Fair value recognition for derivative financial instruments	**10,104**	—
Difference in accounting for the principal balance of convertible bonds and the corresponding interest expenses	—	1,228,787
Others	**(3,068)**	(3,068)
Net assets per accounts prepared under HKFRS	**4,827,346**	4,754,128

Impact on the consolidated net profit:

	Six months ended 30th June	
	2005	2004
	(Unaudited)	*(Unaudited)*
Net Profit under PRC GAAP	**163,154**	148,251
HKFRS adjustments:		
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(5,740)**	(5,740)
Deferred tax liability arising from depreciation of fixed assets	**263**	(529)
Difference between the accounting for the business combination under PRC GAAP and HKFRS	**6,502**	(5,086)
Difference in accounting for interest of convertible bonds	**9,763**	7,031
Fair value recognition for derivative financial instruments	**(608)**	—
Waiver of payables	**306**	1,259
Others	**—**	(412)
Profit attributable to shareholders under HKFRS	**173,640**	144,774

II. DIVIDENDS

Pursuant to the provisions of the Company's Articles of Association, no interim dividend will be paid by the Company for the six months ended 30th June 2005.

III. MANAGEMENT DISCUSSION AND ANALYSIS

1. Operation review for the first half of the year

In the first half of 2005, with steady growth of the domestic economy, the total beer output of the country reached 144.5 million hl, representing a y-o-y growth of 2.63%.

Despite a number of unfavorable factors such as the continued price rise in energy, transportation and raw materials, the Company managed to maintain continual growth in the major economic indices under the guidance of the year's policy of shifting the focus from the expansion of operational scale to the reinforcement of operational capabilities.

In the first half of the year, the total beer output and sales volume of the Company reached 20.59 million hl with a y-o-y growth of 9.7%, while the net operational cash inflow sustained growth and amounted to RMB977 million with a y-o-y growth of 13.2%. In line with the strategic plan of its brand development, the Company conducted extensive promotion for the brand concept of "Passion makes the dream real", which successfully reinforced and consolidated Tsingtao Beer's leadership in the medium to high level market in the PRC. The sales volume of the first six major brands of the Company accounted for 64% of its total sales volume, representing an increase of five percentage point.

2. Use of proceeds

During the reporting period, there was no outstanding application of proceeds from the Company's A-Share issue or proceeds raised in previous periods.

3. Business outlook for the second half of the year

In the second half of the year, the efforts to maintain the swift growth in total sales volume will be coupled by adjustments to enrich the product portfolio, with the objective to continuously enhancing both the capability and level of profitability of the Company. The Company is fully confident of fulfilling the beer output and sales volume targets for the year.

IV. SIGNIFICANT EVENTS

1. Material litigations or arbitrations during the reporting period

As at the end of the reporting period, there was no further progress in respect of the appeal to the Supreme Court on the case of Qingdao Guangming General Company suing the Company for the breach of a distribution contract.

2. On 11th April 2005, pursuant to the request of conversion by A-B Company in respect of the Tranche II and Tranche III convertible bonds issued by the Company, the Board of Directors of the Company approved the issuance of 248,219,178 H shares in aggregate to A-B Company and the trustee. After this, all convertible bonds issued to A-B Company in accordance with the "Strategic Investment Agreement" were fully converted into H shares of the Company, and the total number of shares of the Company increased to 1,308,219,178.

3. On 23rd June 2005, Li Guirong, Jin Zhiguo, Sun Mingbo, Liu Yingdi, Sun Yuguo, Stephen J. Burrows, Mark F. Schumm, Chu Zenggang, Fu Yang, Li Yan and Poon Chiukwok were elected to be members of the Fifth Board of Directors at the 2004 Annual General Meeting of the Company; Sun Jiayao, Liu Qingyuan, Zhong Mingshan, Chen Jun and Frances Zheng were elected to be members of the Fifth Supervisory Committee of the Company; in addition, Yu Jiaping, Huang Zujiang and Ren Zenggui were elected to be Supervisors in the capacities of staff representatives. Wu Haihua, Tam Lailing and Pan Guirong retired as the Directors of the Company due to expiry of their terms, while Wu Yuting and David Renaud retired as the Supervisors of the Company due to expiry of their terms.

   On the same day, at the first meeting of the Fifth Board of Directors of the Company, Li Guirong was elected Chairman, and each of Jin Zhiguo and Stephen J. Burrows was elected Vice Chairman; Jin Zhiguo was appointed President of the Company; Sun Mingbo was appointed Executive Vice President of the Company; Fan Wei was appointed Chief Engineer of the Company; Sun Yuguo was appointed Vice President and Chief Accountant; each of Yan Xu, Zhang Xueju, Cao Xiangdong, Jiang Hong and Zhang Anwen was appointed Vice President of the Company; Yuan Lu was appointed Secretary to the Board of Directors of the Company. Sun Jiayao was elected Chairman of the Supervisory Committee at the first meeting of the Fifth Supervisory Committee of the Company.

4. During the reporting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed shares of the Company.

5. Other significant events

Amortization will no longer be required for goodwill accounting while the carrying amount of goodwill is required to be tested annually for impairment in accordance with the newly revised Hong Kong Accounting Financial Reporting Standards. From 1st January 2005 onwards, the Company is required to conduct impairment test on goodwill annually. Accordingly, the Company will appoint independent professional valuer to conduct the above work in the fourth quarter of 2005.

V. DIRECTORS' AND SUPERVISORS' INTERESTS

At no time during the reporting period was the Company and any of its subsidiaries a party to any arrangement to enable the Directors, Supervisors and chief executive to acquire benefits by means of the acquisition of shares in the Company.

VI. AUDITING COMMITTEE

The Auditing and Financial Committee of the Board of Directors of the Company has reviewed the unaudited 2005 interim report of the Company.

VII. CODE OF CORPORATE GOVERNANCE PRACTICES

There has been no other non-compliance with the requirements of the Code of Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except the Company has not selected and appointed a suitable candidate to act as the "qualified accountant" as required by Rule 3.24 of the Listing Rules.

Qingdao • China, 19th August 2005

Directors of the Company as at the date hereof:

Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Sun Mingbo, Mr. Liu Yingdi, Mr. Sun Yuguo

Non-executive Directors: Mr. Stephen J. Burrows (Vice Chairman), Mr. Mark F. Schumm

Independent Directors: Mr. Chu Zhengang, Mr. Fu Yang, Ms. Li Yan and Mr. Poon Chiukwok

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS

The second meeting of the Fifth Board of Directors of Tsingtao Brewery Company Limited (the "Company") was held on 19th August 2005, at which the following matters were reviewed and unanimously passed by all the Directors:

I. The 2005 interim report (unaudited) of the Company.

II. The resolution in respect of the construction of a new brewery plant in Yulin Municipal, Shaanxi by Tsingtao Brewery Xian Company Limited. The project, with a designed annual production capacity of 1 million hl, would be conducted in two phases. The aggregate investment of the project would amount to approximately RMB160 million, and it would be owned as to 55% by Tsingtao Brewery Xian Company Limited.

III. The resolution in respect of the transfer of 50% equity interests in Tsingtao Brewery (Gansu) Company Limited to Tsingtao Brewery Xian Company Limited, a controlling subsidiary of the Company, by the Company.

The Board of Directors
Tsingtao Brewery Company Limited

19th August 2005

Directors of the Company as at the date hereof:
Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Sun Mingbo, Mr. Liu Yingdi, Mr. Sun Yuguo
Non-executive Directors: Mr. Stephen J. Burrows (Vice Chairman), Mr. Mark F. Schumm
Independent Directors: Mr. Chu Zhengang, Mr. Fu Yang, Ms. Li Yan and Mr. Poon Chiukwok